Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 26, 2010, in Amendment No. 3 to the Registration Statement (Form S-4) and related Prospectus of Wynn Las Vegas, LLC for the registration of $500 million of 7 7/8% First Mortgage Notes due 2017 and $382.01 million of 7 7/8% First Mortgage Notes due 2020.

/S/    ERNST & YOUNG LLP

Las Vegas, Nevada

July 26, 2010